April 3, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Scott Anderegg

RE:	Registration Statement on Form S-1
File No. 333-230199

Dear Mr. Anderegg:

Reference is made to the letter request of Ocean Power Technologies, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2019, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Ocean Power Technologies, Inc.

/s/ George H. Kirby III
George H. Kirby III
Chief Executive Officer